June 13, 2005

Via EDGAR

Ms. Elaine Wolff

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Re:	Deerfield Triarc Capital Corp. Amended Registration Statement, filed on June 1, 2005 Registration No. 333-123762

Dear Ms. Wolff:

Reference is made to the Registration Statement on Form S-11 (the “Registration Statement”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed by Deerfield Triarc Capital Corp. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, May 13, 2005 and June 1, 2005, respectively. Reference is also made to that certain letter, dated May 31, 2005 (the “Response Letter”) from Daniel M. LeBey of Hunton & Williams LLP to Ms. Elaine Wolff of the Commission, which Response Letter responded to certain comments of the Staff of the Commission’s Division of Corporation Finance set forth in a letter, dated May 27, 2005, from Ms. Wolff to Mr. Jonathan W. Trutter of the Company, and which Response Letter was transmitted to the Commission simultaneously with the filing of Amendment No. 2.

In the Response Letter, in response to comment #52 of the Staff, the Company agreed to provide supplementally certain materials to the Commission. Enclosed please find:

•	Our supplemental explanation and support for the assumptions used to value the options granted to our manager in conjunction with our initial private placement in December 2004.

Ms. Elaine Wolff

June 13, 2005

Please call me with any questions.

Sincerely,

/s/ Robert E. Armour

Robert E. Armour

Enclosures

cc:	Mr. Matt Maulbeck

Mr. Geoffrey Ossias

Mr. Steven Jacobs

Mr. Jonathan W. Trutter

Mr. Aaron D. Peck

Mr. Frederick L. White

Ms. Cyane B. Crump

Mr. Larry P. Medvinsky

Mr. Daniel M. LeBey

Supplemental Response to Comment #52

We have been asked to provide additional support for the assumptions used to value the options granted to the manager in conjunction with our initial private placement. SFAS 123, “Accounting for Stock-Based Compensation” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, require the options to be reported at fair value with variable accounting over the three year vesting period. We estimated the fair value of the options using a Black-Scholes model. Estimating the fair value of options of a private company involves some subjectivity in establishing the appropriate assumptions. We carefully considered all the available guidance in determining the valuation assumptions, as described more fully below:

™	We just recently completed our private offering at $15 per share, which was based on model projections of a 15% 10-year average dividend yield.

™	REIT rules require us to dividend out 90% of income; our model provides for 100% of earnings to be paid out in dividends.

™

After the completion of the offering, the fair value of the Company’s stock approximated its book value since the Company was private and no sales of stock occurred during the period that would indicate a value other than $15 per share. This situation is unique to our peer group, as the peer group’s market values vary significantly from their book values (see Exhibit I).

™

We currently have no true competitors who have the same investment model as our REIT but we selected a peer group where each represented a sampling of our business model. The peer group, as listed in Exhibit I, had various differences between book and market value that were not representative of our company. We adjusted their dividend yield to represent dividend distributions on their equity base, which was consistent with how our fair value was determined at the time of our offering. Without this adjustment, there is an assumption based on our peer group that our market price should reflect a premium over equity, which was not representative of our company at the time. The support for the calculation of the estimated dividend yield based on publicly available information is listed on Exhibit I.

™	We concluded that the resulting estimated dividend yield of 13.8% represented an accurate estimate of the dividend yield of our company based on the market value of our stock and our peer group.

™

We considered paragraph 287 of SFAS 123 and determined that the suggestion to use a zero dividend yield included in the calculation of the average of the peer group was not practical for entities such as REITs that are contractually required to pay out substantially all their earnings in dividends. Our model portfolio provides for an average 10-year dividend yield of 15%. While we are subject to unforeseen market events and fluctuations, our model projections fully consider the dynamics of our portfolio and historical market events and trends in an effort to provide our best estimation of what our future dividend yield will be. Our operating costs are primarily fixed due to the terms of the management contract. To use a dividend yield of zero, or some other artificially low yield, for a REIT does not reflect its distribution requirement and would result in an option value that is not reflective of fair value. Further, the actual dividend payment for the quarter ended March 31, 2005 is based on only a partial deployment of the REIT’s assets and thus similarly results in an incorrect basis of the options’ value if weighted too heavily.

We believe our assumptions resulted in a fair and reasonable estimation of the fair value of the options consistent with accounting guidance to provide meaningful and accurate financial statements. These options are under variable accounting and the assumptions will continually be reassessed over the vesting period based on our historical performance, dividend distributions and the fair value of our stock. The value of the options should reflect the Company’s best estimate of the market value of its shares, and should not be based on a formulaic approach that would result in potentially misleading financial reporting. If we would have used zero in our average dividend yield assumption, we would have recorded a very high value of the options (approximately $3.5 million) that would soon decline based on information known to us at the time of our initial valuation. The strike price of the options equaled the market price with no intrinsic value to the options on the grant date. If we over-value the options initially, the result will be that the value of the options moves inversely to the anticipated market. Therefore, the Company believed the dividend assumption used reflected management’s best estimate of the dividend yield of the peer group at the valuation, as supported by publicly available data as well as internal projections.

Attached on Exhibit II is a sensitivity analysis of the option value and the resulting impact on the financial statements of the Company. We performed our materiality assessment based on revised option values using the data publicly available to us at the valuation dates of December 31, 2004 and March 31, 2005. At December 31, we used the straight average of the market dividend yield of our peers of 9.7%, without adjusting for the different market capitalization of the peer group which we did not feel was representative of the Company as of the valuation date. For the March 31 analysis, we included our actual first quarter dividend yield of 6%, which we did not know until March 31, 2005, with the peer group average because it was impacted by our portfolio ramp up in the early part of the quarter. We believe that the results of using this approach are immaterially different from our recorded results. The impact demonstrated in Exhibit II on net income for the period ended December 31, 2004 and March 31, 2005 is 3.3% and 2.5%, respectively; the impact on shareholders’ equity at December 31, 2004 and March 31, 2005 is well below 1% in both instances.

Deerfield Triarc Capital Corp.
Option Grant Fair Value Assumptions

Exhibit I          Peer Group Comparison

	Dividend Yield	Price to Book	Adjusted Yield*
Annaly Mortgage Management	10.70%	1.46x	15.62%
Anthracite Capital Inc.	9.67%	1.50x	14.51%
Newcastle Investment Corp.	8.44%	1.70x	14.35%
Thornburg Mortgage Inc.	10.00%	1.44x	14.40%
Average	9.70%		14.72%
Market Value			$15.00
Book Value per Share			$14.07
Implied Dividend Yield (per $15 market value)			13.81%

*	Adjusted yield represents the equivalent yield of the peer group if the relation between their market capital and equity were comparable to the Company.

Deerfield Triarc Capital Corp.
Option Grant Fair Value Assumptions

Exhibit II          Sensitivity and Materiality Assessment

12/31/2004
Dividend Yield Assumption		Grant Fair Value(3)	2004 Expense	$ Increase on Expense	12/31/04 Net Income	% Impact on Net Income	Net Decrease to Equity	12/31/04 Equity	% Impact on Equity

13.80%		262,500	3,881	0	(291,427)			378,012,000
9.7	%(1)	931,540	13,773	9,892	(291,427)	-3.3943%	9,892	378,012,000	0.0026%

3/31/2005
Dividend Yield Assumption		Grant Fair Value	Cum. 3/31 Expense	Cumulative $ Increase on Expense	3/31/05 Net Income	Cumulative % Impact on Net Income	Cumulative Net Decrease to Equity	3/31/05 Equity	Cumulative % Impact on Equity

13.80%		262,500	43,985	0	5,897,499			359,493,000
9	%(2)	1,133,598	189,955	145,970	5,897,499	2.4751%	145,970	359,493,000	0.0406%

(1)	Since the Company has no historical dividend yield and averaging 0% with the peer group would not be appropriate, this represents the peer group average only.

(2)	The average dividend yield includes the Company’s 1Q dividend of 6%. Since the Company is still in ramp up, this is shown for conservative quantitative analysis only, as the Company will declare larger actual dividends. 2Q dividend is estimated at 9-10% which would result in an average dividend yield of 9.26%, which still reflects the impact of the ramp up of the portfolio.

(3)	The components of equity would change by $669,040 as of December 31, 2004 and $923,463 as of March 31, 2005 (increase to additonal paid-in capital and deferred equity compensation), which is not material.